UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.	Initial	)*

Startek, Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
85569C107
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85569C107
1. Names of Reporting Persons.	Rydex Holdings, LLC
I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[_]	(b)	[X]	Not Applicable	[_]
	3. SEC Use Only
	4. Citizenship or Place of Organization	Kansas
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	-0-
	6. Shared Voting Power	794,719
	7. Sole Dispositive Power	-0-
	8. Shared Dispositive Power	794,719
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	794,719
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	Not applicable
	11. Percent of Class Represented by Amount in Row (9)	5.26%
	12. Type of Reporting Person (See Instructions)	HC

CUSIP No. 85569C107

1. Names of Reporting Persons.	Rydex Advisors, LLC (DBA Rydex Investments)
I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[_]	(b)	[X]	Not Applicable	[_]
	3. SEC Use Only
	4. Citizenship or Place of Organization	Kansas
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	-0-
	6. Shared Voting Power	382,811
	7. Sole Dispositive Power	-0-
	8. Shared Dispositive Power	382,811
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	382,811
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	Not applicable
	11. Percent of Class Represented by Amount in Row (9)	2.53%
	12. Type of Reporting Person (See Instructions)	IA

CUSIP No. 85569C107
1. Names of Reporting Persons.	Rydex Series Funds S&P SmallCap 600 Pure Value Fund
I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[_]	(b)	[X]	Not Applicable	[_]
	3. SEC Use Only
	4. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	-0-
	6. Shared Voting Power	382,811
	7. Sole Dispositive Power	-0-
	8. Shared Dispositive Power	382,811
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	382,811
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	Not applicable
	11. Percent of Class Represented by Amount in Row (9)	2.53%
	12. Type of Reporting Person (See Instructions)	IV

CUSIP No. 85569C107
1. Names of Reporting Persons.	Rydex Advisors II, LLC (DBA Rydex Investments)
I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[_]	(b)	[X]	Not Applicable	[_]
	3. SEC Use Only
	4. Citizenship or Place of Organization	Kansas
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	-0-
	6. Shared Voting Power	411,908
	7. Sole Dispositive Power	-0-
	8. Shared Dispositive Power	411,908
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	411,908
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	Not applicable
	11. Percent of Class Represented by Amount in Row (9)	2.73%
	12. Type of Reporting Person (See Instructions)	IA

CUSIP No. 85569C107
1. Names of Reporting Persons.	Rydex Variable Trust S&P SmallCap 600 Pure Value Fund
I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[_]	(b)	[X]	Not Applicable	[_]
	3. SEC Use Only
	4. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	-0-
	6. Shared Voting Power	60,073
	7. Sole Dispositive Power	-0-
	8. Shared Dispositive Power	60,073
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	60,073
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	Not applicable
	11. Percent of Class Represented by Amount in Row (9)	0.40%
	12. Type of Reporting Person (See Instructions)	IV

CUSIP No. 85569C107
1. Names of Reporting Persons.	Rydex ETF Trust S&P SmallCap 600 Pure Value ETF
I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[_]	(b)	[X]	Not Applicable	[_]
	3. SEC Use Only
	4. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	-0-
	6. Shared Voting Power	351,835
	7. Sole Dispositive Power	-0-
	8. Shared Dispositive Power	351,835
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	351,835
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	Not applicable
	11. Percent of Class Represented by Amount in Row (9)	2.33%
	12. Type of Reporting Person (See Instructions)	IV

ITEM 1

(a)	Name of Issuer:
Startek, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
100 Garfield Street, Denver, Colorado 80206

ITEM 2

(a)	Name of Person Filing:
The names of the persons filing this statement on Schedule 13G are:

● Rydex Holdings, LLC – Parent holding company of Rydex Advisors, LLC, Rydex Advisors II, LLC, Rydex Series Funds S&P SmallCap 600 Pure Value Fund, Rydex Variable Trust S&P SmallCap 600 Pure Value Fund, and Rydex ETF Trust S&P SmallCap 600 Pure Value ETF. Rydex Holdings, LLC is a wholly-owned subsidiary of Security Benefit Asset Management Corp.

● Rydex Advisors, LLC – Investment adviser to Rydex Series Funds (“Rydex I”)

● Rydex Advisors II, LLC – Investment adviser to Rydex Variable Trust and Rydex ETF Trust (“Rydex II”)

● Rydex Series Funds S&P SmallCap 600 Pure Value Fund – A series of Rydex Series Funds (the “S&P SmallCap Pure Value Fund”)

● Rydex Variable Trust S&P SmallCap 600 Pure Value Fund – A series of Rydex Variable Trust (the “VA S&P Small Cap 600 Pure Value Fund”)

● Rydex ETF Trust S&P SmallCap 600 Pure Value ETF – A series of Rydex ETF Trust (the “S&P Small Cap 600 Pure Value ETF”)

Rydex I has the power to vote and dispose of the securities held by the Rydex Series Funds S&P SmallCap 600 Pure Value Fund.  Rydex II has the power to vote and dispose of the securities held by the Rydex Variable Trust S&P SmallCap 600 Pure Value Fund and the Rydex ETF Trust S&P SmallCap 600 Pure Value ETF.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Rydex Holdings, LLC, Rydex I, Rydex II, the S&P SmallCap 600 Pure Value Fund, the VA S&P SmallCap 600 Pure Value Fund, and the S&P SmallCap 600 Pure Value ETF is 805 King Farm Boulevard, Suite 600, Rockville, Maryland 20850.

(c)	Citizenship:
Rydex Holdings, LLC is a Kansas Limited Liability Company.
Rydex I and Rydex II are Kansas Limited Liability Companies.

Rydex Series Funds, Rydex Variable Trust, and Rydex ETF Trust are Delaware statutory trusts.  The S&P SmallCap 600 Pure Value Fund is a series of Rydex Series Funds, the VA S&P SmallCap 600 Pure Value Fund is a series of Rydex Variable Trust, and S&P SmallCap 600 Pure Value ETF is a series of Rydex ETF Trust.

(d)	Title of Class of Securities:
Common Stock, no par value (“Common Stock”).

(e)	CUSIP Number:
85569C107

ITEM 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[X]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
	(i)	Rydex Holdings, LLC may be deemed to own beneficially 794,719 shares of Common Stock as of December 31, 2010.

	(ii)	Rydex I may be deemed to own beneficially 382,811 shares of Common Stock as of December 31, 2010.

	(iii)	Rydex II may be deemed to own beneficially 411,908 shares of Common Stock as of December 31, 2010.

	(iv)	The Rydex Series Funds S&P SmallCap 600 Pure Value Fund may be deemed to own beneficially 382,811 shares of Common Stock as of December 31, 2010.

	(v)	The Rydex Variable Trust S&P SmallCap 600 Pure Value Fund may be deemed to own beneficially 60,073 shares of Common Stock as of December 31, 2010.

	(vi)	The Rydex ETF Trust S&P SmallCap 600 Pure Value ETF may be deemed to own beneficially 351,835 shares of Common Stock as of December 31, 2010.

	(vii)	Collectively, the Reporting Persons beneficially own 794,719 shares of Common Stock.

(b)	Percent of class:
	(i)	Rydex Holdings, LLC’s beneficial ownership of 794,719 shares of Common Stock represents 5.26% of all outstanding shares of Common Stock as of December 31, 2010.

	(ii)	Rydex I’s beneficial ownership of 382,811 shares of Common Stock represents 2.53% of all outstanding shares of Common Stock as of December 31, 2010.

	(iii)	Rydex II’s beneficial ownership of 411,908 shares of Common Stock represents 2.73% of all outstanding shares of Common Stock as of December 31, 2010.

	(iv)	The Rydex Series Funds S&P SmallCap 600 Pure Value Fund’s beneficial ownership of 382,811 shares of Common Stock represents 2.53% of all outstanding shares of Common Stock as of December 31, 2010.

	(v)	The Rydex Variable Trust S&P SmallCap 600 Pure Value Fund’s beneficial ownership of 60,073 shares of Common Stock represents 0.40% of all outstanding shares of Common Stock as of December 31, 2010.

	(vi)	The Rydex ETF Trust S&P SmallCap 600 Pure Value ETF’s beneficial ownership of 351,835 shares of Common Stock represents 2.33% of all outstanding shares of Common Stock as of December 31, 2010.

	(vii)	Collectively, the Reporting Persons’ beneficial ownership of 794,719 shares of Common Stock represents 5.26% of all outstanding shares of Common Stock as of December 31, 2010.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:
Not applicable.

	(ii)	Shared power to vote or direct the vote:
Rydex I and the Rydex Series Funds S&P SmallCap 600 Pure Value Fund share the power to vote or direct the vote of 382,811 shares of Common Stock.

Rydex II and the Rydex Variable Trust S&P SmallCap 600 Pure Value Fund share the power to vote or direct the vote of 60,073 shares of Common Stock.

Rydex II and the Rydex ETF Trust S&P SmallCap 600 Pure Value ETF share the power to vote or direct the vote of 351,835 shares of Common Stock.

	(iii)	Sole power to dispose or direct the disposition of:
Not applicable.

(iv)	Shared power to dispose or direct the disposition of:
Rydex I and the Rydex Series Funds S&P SmallCap 600 Pure Value Fund share the power to vote or direct the vote of 382,811 shares of Common Stock.

Rydex II and the Rydex Variable Trust S&P SmallCap 600 Pure Value Fund share the power to vote or direct the vote of 60,073 shares of Common Stock.

Rydex II and the Rydex ETF Trust S&P SmallCap 600 Pure Value ETF share the power to vote or direct the vote of 351,835 shares of Common Stock.

ITEM 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6	Ownership of More Than Five percent on Behalf of Another Person.

Not applicable.

ITEM 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable.

ITEM 10	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2011

RYDEX HOLDINGS, LLC

By:	/s/ Joanna Haigney
Joanna Haigney Vice President

RYDEX ADVISORS, LLC

By:	/s/ Joanna Haigney
Joanna Haigney Senior Vice President and Chief Compliance Officer

RYDEX SERIES FUNDS S&P SMALLCAP 600 PURE VALUE FUND

By:	/s/ Joanna Haigney
Joanna Haigney Secretary and Chief Compliance Officer

RYDEX ADVISORS II, LLC

By:	/s/ Joanna Haigney
Joanna Haigney Senior Vice President and Chief Compliance Officer

RYDEX VARIABLE TRUST S&P SMALLCAP 600 PURE VALUE FUND

By:	/s/ Joanna Haigney
Joanna Haigney Secretary and Chief Compliance Officer

RYDEX ETF TRUST S&P SMALLCAP 600 PURE VALUE ETF

By:	/s/ Joanna Haigney
Joanna Haigney Secretary and Chief Compliance Officer

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Startek, Inc., dated as of December 31, 2010, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 11, 2011

RYDEX HOLDINGS, LLC

By:	/s/ Joanna Haigney
Joanna Haigney Vice President

RYDEX ADVISORS, LLC

By:	/s/ Joanna Haigney
Joanna Haigney Senior Vice President and Chief Compliance Officer

RYDEX SERIES FUNDS S&P SMALLCAP 600 PURE VALUE FUND

By:	/s/ Joanna Haigney
Joanna Haigney Secretary and Chief Compliance Officer

RYDEX ADVISORS II, LLC

By:	/s/ Joanna Haigney
Joanna Haigney Senior Vice President and Chief Compliance Officer

RYDEX VARIABLE TRUST S&P SMALLCAP 600 PURE VALUE FUND

By:	/s/ Joanna Haigney
Joanna Haigney Secretary and Chief Compliance Officer

RYDEX ETF TRUST S&P SMALLCAP 600 PURE VALUE ETF

By:	/s/ Joanna Haigney
Joanna Haigney Secretary and Chief Compliance Officer